The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

MARK C. DARRELL
GENERAL COUNSEL

March 22, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:           The Laclede Group, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
Filed February 16, 2010
File No. 333-155714

Dear Mr. Owings:

The following supplementary information is in response to your letter dated March 15, 2010 to me regarding the above-captioned filing of The Laclede Group, Inc.

General

1.
Please note that we will not be in a position to declare your filing effective until you have satisfactorily replied to and we have cleared all outstanding comments regarding our review of your annual report on Form 10-K for the year ended September 30, 2009.

Response:

We acknowledge that the above filing will not be declared effective until the SEC has cleared all outstanding comments regarding the review of our annual report on Form 10-K for the year ended September 30, 2009.  We received the latest comment from the SEC relative to our Form 10-K on March 18, 2010 and expect to file our response on or before April 1, 2010.

2.
It appears that you have been unable to sell any securities under the automatic shelf registration statement you filed on November 26, 2008 since losing your status as a well-known seasoned issuer.  In this regard, it appears also that you will be unable to sell any securities under that automatic shelf registration statement until this post-effective amendment becomes effective  Please confirm your understanding and confirm for us, if true, that you have not sold any securities under the automatic shelf registration statement since filing your annual report on Form 10-K.  If not true, please provide for us your analysis as to how any sales you made under that automatic shelf registration statement after filing your annual report are consistent with Section 5 of the Securities Act.  For guidance, please refer to Question 198.06 under the Securities Act Rules of the Division of Corporation Finance’s Compliance and Disclosure Interpretations (September 14, 2009).

We confirm that we have been unable to sell and that we have not sold any securities under our automatic shelf registration statement filed on November 26, 2008 since losing our status as a well-known seasoned issuer upon the filing of our annual report on Form 10-K on November 29, 2009.
*     *     *

We acknowledge that:

•	Should the Commission or staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated March 15, 2010 but if any items require clarifications, please contact me at 314-342-0520 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

Sincerely,

/s/ Mark C. Darrell

cc:           Ronald E. Alper
John Fieldsend